UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated August 3, 2006, reporting results for the three months ended June 30, 2006.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2006	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	EARNINGS RELEASE

Top Image Systems Reports All-Time Record Quarterly Results

Fifth Consecutive Quarter of Growing Profitability

Tel Aviv, Israel – August 3, 2006 – Top Image Systems, Ltd. (NASDAQ: TISA), the leading innovator of data capture solutions, today announced its financial results for the second quarter of 2006.

Revenues for the second quarter of 2006 were $4.93 million, an increase of 22% from the $4.04 million revenues recorded for the second quarter of 2005, and a 9% increase from the $4.54 million revenues for the first quarter of 2006. 34% of second quarter revenues were generated from services and 66% from products.

Net income for the second quarter was $285 thousand, compared with a net income of $68 thousand in the second quarter of 2005, and net income of $181 thousand in the prior quarter. Net income per share in this quarter was $0.032 compared with net income per share of $0.007 in the second quarter of 2005, and net income per share of $0.021 in the first quarter of 2006.

Second quarter highlights:

—	Record quarterly revenues with 22% year over year growth.

—	Gross margin increased to 63% and net income margin reached 5.8%

—	50% of the quarterly revenues generated from existing customers and 50% from new customers.

—	Success in APAC, Germany and the rest of Europe, which generated 16%, 19% and 24% of company’s quarterly revenues, respectively.

—	High levels of activity in France, the third-largest market in Europe.

—	Partnerships with major players including Xerox and IBM bore fruit and generated 34% of the company’s quarterly revenues.

—	Growing success for TIS’s solution for automatic mail sorting and routing, with four new projects in Europe.

—	5 new customers implemented eFLOW Ability, TIS module for invoice processing integrated with SAP, in Europe and Australia.

“We are delighted to announce record second-quarter 2006 results, which beat our expectations. Revenues, operating profits and net income are all up with strong organic year-over-year growth,” commented Dr. Ido Schechter, Chief Executive Officer of Top Image Systems.

Dr. Schechter continued, “Over the past few months, we won several major tenders with Xerox, Atos Origin and IBM. These recent successes have validated our strategy to invest in strong partnerships with the major players in the Business Process Outsourcing market. We are seeing significant synergies from the combination of our partners’ strong presence in the market and vast experience in providing a wide array of products and services, along with our advanced technological state-of-the-art input information solutions. Together we are able to provide end-users with the ultimate solution for complex and large data collection projects.”

“Our overall performance over the first six months of 2006 makes us increasingly confident in our ability to maintain our growth and improve our profitability throughout the year,” concluded Dr. Schechter.

Conference Call
TIS management will host a conference call today, August 3, 2006, at 08:30am EST (5:30am Pacific Time, 1:30pm UK Time, 3:30pm Israel Time) to review the second quarter of 2006 financial results and other corporate events. Dr. Ido Schechter, CEO, and Arie Rand, CFO, will be on-line to discuss these results and take part in a question and answer session.

The call can be accessed by dialing:

US Dial-in Number: 1 866 744 5399
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0600
INTERNATIONAL Dial-in Number: +972 3 918 0600

Participants are asked to call the number approximately 10 minutes before the conference call begins.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Top Image Systems’ website, at: www.topimagesystems.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’ eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.topimagesystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “project”, “expect”, “plan”, “intend”, “may”, “should”, “will” and similar words or expressions identify some, but not all, of these statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), the Company’s ability to successfully integrate TIS Japan, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:	External Investor Relations Contact:
Adi Bar-Lev	Ehud Helft & Kenny Green
Investor and Public Relations Manager	GK Investor Relations
Top Image Systems Ltd.	1 866 704 6710
+972 3 7679114	ehud@gkir.com / kenny@gkir.com
adi@TopImageSystems.com

FINANCIAL TABLES FOLLOW

Top Image Systems Ltd. Consolidated Statements of Operations for the

	Three months ended	Three months ended	Six months ended	Six months ended	Year ended
	June 30,	June 30	June 30,	June 30	December 31,
	2006	2005	2006	2005	2005
	In thousands US$, except per share data

Revenues
Product sales	3,269	2,382	5,875	4,471	9,888
Service revenues	1,665	1,661	3,599	3,529	6,932

Total revenues	4,934	4,043	9,474	8,000	16,820

Cost of revenues (*)
Product costs	589	530	1,151	1,057	3,363
Service costs	1,241	1,050	2,444	2,230	3,400

Total cost of revenues	1,830	1,580	3,595	3,287	6,763

Gross profit	3,104	2,463	5,879	4,713	10,057

Expenses

Research and development costs	463	319	884	644	1,312
Selling and marketing	1,737	1,185	3,171	2,755	5,396
General and administrative	757	829	1,576	1,701	3,470
Liquidated damages related to September PIPE	-	-	-	164	164

	2,957	2,333	5,631	5,264	10,342

Operating profit (loss)	147	130	248	(551)	(285)

Financing income (expenses), net	155	(62)	226	(141)	(146)

Income (loss) before taxes on income	302	68	474	(692)	(431)

Taxes on Income	(17)	-	(8)	-	(30)

Net income (loss) for the period	285	68	466	(692)	(461)

Basic net income (loss) per share	0.032	0.007	0.053	(0.080)	(0.050)

Weighted average number of shares used in computation of basic net income (loss) per share	8,818,499	8,944,534	8,806,714	8,755,169	8,764,222

Diluted net income (loss) per share	0.032	0.007	0.052	(0.080)	(0.050)

Weighted average number of shares used in computation of diluted net income (loss) per share	9,028,989	9,366,534	8,993,278	8,755,169	8,764,222

(*) Certain costs were re-classifed for prior periods

Top Image Systems Ltd. Consolidated Balance Sheet as at

	June 30,	December 31
	2006	2005
	In thousands US$

Assets

Current assets:
Cash and cash equivalents	7,219	8,200
Marketable securities	2,307	1,805
Trade receivables, net	7,770	6,802
Other current assets	1,111	620

Total current assets	18,407	17,427

Severance funds pay	604	654

Property and equipment

Cost	2,452	2,358
Less / accumulated depreciation	(1,895)	(1,781)

Net property and equipment	557	577

Goodwill	465	465

Net intangible assets	950	1,100

Other long-term assets, net	68	135

Total assets	21,051	20,358

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	1,988	2,179
Trade payables	446	900
Accrued liabilities and other payables	2,888	2,213

Total current liabilities	5,322	5,292

Long-term liabilities:
Liability for severance pay, net	919	850

Total long-term liabilities	919	850

Total liabilities	6,241	6,142

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	97	97
Surplus capital	29,686	29,561
Comprehensive income
Accumulated deficit	(14,973)	(15,442)

Total shareholders' equity	14,810	14,216

Total liabilities and shareholders' equity	21,051	20,358